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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Finisar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31787A101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank H. and Wynnette L. Levinson 1998 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		- 0 -

Number of	6.	Shared Voting Power
Shares		- 0 - (1)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		- 0 -
Person
With:	8.	Shared Dispositive Power
		- 0 - (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

See pages 9 and 10 for Explanatory Notes.

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank H. Levinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑ (2)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		25,078,819 (3)

Number of	6.	Shared Voting Power
Shares		- 0 -
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		21,836,319 (4)
Person
With:	8.	Shared Dispositive Power
		6,485,000 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,321,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☑ (6)

11.	Percent of Class Represented by Amount In Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) IN

See pages 9 and 10 for Explanatory Notes.

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank H. Levinson Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑ (2)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		25,078,819 (3)

Number of	6.	Shared Voting Power
Shares		- 0 -
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		21,836,319 (4)
Person
With:	8.	Shared Dispositive Power
		6,485,000 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,321,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) OO

See pages 9 and 10 for Explanatory Notes.

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wynnette L. Levinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑ (2)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		13,303,060 (7)

Number of	6.	Shared Voting Power
Shares		- 0 -
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		10,060,560 (8)
Person
With:	8.	Shared Dispositive Power
		6,485,000 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,545,560

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☑ (6)

11.	Percent of Class Represented by Amount In Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

See pages 9 and 10 for Explanatory Notes.

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wynnette L. Levinson Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑ (2)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		13,303,060 (7)

Number of	6.	Shared Voting Power
Shares		- 0 -
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		10,060,560 (8)
Person
With:	8.	Shared Dispositive Power
		6,485,000 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,545,560

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) OO

See pages 9 and 10 for Explanatory Notes.

Item 1(a)	Name of Issuer:

Finisar Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1308 Moffett Park Drive, Sunnyvale, CA 94089

Item 2(a)	Name of Persons Filing:

Frank H. and Wynnette L. Levinson 1998 Revocable Trust
Frank H. Levinson
Frank H. Levinson Revocable Living Trust
Wynnette L. Levinson
Wynnette L. Levinson Trust

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

1308 Moffett Park Drive, Sunnyvale, CA 94089 for Frank H. Levinson, the Frank H. and Wynnette L. Levinson Revocable Trust and the Frank H. Levinson Revocable Living Trust

555 Bryant St., #352, Palo Alto, CA 94301 for Wynnette L. Levinson and the Wynnette L. Levinson Trust.

Item 2(c)	Citizenship:

United States for all reporting persons

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

31787A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Frank H. and Wynnette L. Levinson 1998 Revocable Trust

(a)	Amount beneficially owned: – 0 – (1)

(b)	Percent of class: – 0% –

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: – 0 –

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of: – 0 –

(iv)	Shared power to dispose or to direct the disposition of: – 0 –

See pages 9 and 10 for Explanatory Notes.

B.	Frank H. Levinson

(a)	Amount beneficially owned: 28,321,319 (9)

(b)	Percent of class: 12.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 25,078,819 (3)

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of: 21,836,319 (4)

(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (5)

C.	Frank H. Levinson Revocable Living Trust

(a)	Amount beneficially owned: 28,321,319 (9)

(b)	Percent of class: 12.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 25,078,819 (3)

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of: 21,836,319 (4)

(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (5)

D.	Wynnette L. Levinson

(a)	Amount beneficially owned: 16,545,560 (10)

(b)	Percent of class: 7.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,303,060 (7)

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of: 10,060,560 (8)

(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (5)

E.	Wynnette L. Levinson Trust

(a)	Amount beneficially owned: 16,545,560 (10)

(b)	Percent of class: 7.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,303,060 (7)

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of: 10,060,560 (8)

(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (5)

See pages 9 and 10 for Explanatory Notes.

Item 5.	Ownership of Five Percent or Less of a Class:

                          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☑ (11)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Explanatory Notes:

(1) Since the date of the last Schedule 13G/A for the Frank H. and Wynnette L. Levinson 1998 Revocable Trust (the “1998 Revocable Trust”), the 1998 Revocable Trust, of which Frank H. Levinson and Wynnette L. Levinson were the sole trustees, transferred all of the shares of common stock of the issuer held by it to the Frank H. Levinson Revocable Living Trust (of which Frank H. Levinson is the sole trustee) and the Wynnette L. Levinson Trust (of which Wynnette L. Levinson is the sole trustee) pursuant to a domestic relations order.

(2) The Frank H. Levinson Revocable Living Trust and the Wynnette L. Levinson Trust each own 50% of the shares of Seti Trading Co., Inc. (“Seti”), a holding company owning 6,485,000 shares of the issuer’s common stock. Frank H. Levinson and Wynnette L. Levinson are the sole directors of Seti and, consequently, the affirmative vote or consent of each of Mr. Levinson and Mrs. Levinson is required for any sale or other disposition of the issuer’s shares held by Seti. However, pursuant to a shareholders’ agreement, with respect to any matter coming before the shareholders of the issuer, each of Mr. Levinson and Mrs. Levinson maintain the right to direct Seti to vote 50% of the shares of the issuer held by Seti in accordance with written instructions from Mr. Levinson or Mrs. Levinson, respectively. Accordingly, each of Mr. Levinson and Mrs. Levinson have shared dispositive power with respect to all 6,485,000 shares held by Seti and sole voting power with respect to 3,242,500 shares of issuer held by Seti. Mr. Levinson and Mrs. Levinson disclaim the existence of a group under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the 6,485,000 shares held by Seti. Neither Mr. Levinson nor Mrs. Levinson is a member of a group with respect to any other shares of the issuer.

(3) 21,836,319 of the shares are held by the Frank H. Levinson Revocable Living Trust, of which Frank H. Levinson is the sole trustee. As sole trustee, Mr. Levinson exercises sole voting and dispositive power over the shares held by the trust. The Frank H. Levinson Revocable Living Trust received the 21,836,319 shares from the 1998 Revocable Trust pursuant to a domestic relations order. See also note (1). The amount held by the Frank H. Levinson Revocable Living Trust includes 200,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2003. 3,242,500 of the shares are held by Seti. See also note (2).

(4) Held by the Frank H. Levinson Revocable Living Trust, of which Frank H. Levinson is the sole trustee. As sole trustee, Mr. Levinson exercises sole voting and dispositive power over the shares held by the trust. The Frank H. Levinson Revocable Living Trust received the 21,836,319 shares from the 1998 Revocable Trust pursuant to a domestic relations order. See also note (1).

(5) Held by Seti Trading Co., Inc., a holding company owned 50% by the Frank H. Levinson Revocable Living Trust and 50% by the Wynnette L. Levinson Trust. See also note (2).

(6) 2,654,618 shares held by the Irrevocable Trust of Frank H. and Wynnette L. Levinson dated July 15, 1999, 300,000 shares held by the adult children of Frank H. Levinson and Wynnette L. Levinson and 3,975,000 shares held by trusts for the children of Frank H. Levinson and Wynnette L. Levinson are disclaimed from beneficial ownership pursuant to Rule 13d-4.

(7) 10,060,560 of the shares are held by the Wynnette L. Levinson Trust, of which Wynnette L. Levinson is the sole trustee. As sole trustee, Mrs. Levinson exercises sole voting and dispositive power over the shares held by the trust. The Wynnette L. Levinson Trust received the shares from the 1998 Revocable Trust pursuant to a domestic relations order. See also note (1). 3,242,500 of the shares are held by Seti. See also note (2).

(8) Held by the Wynnette L. Levinson Trust, of which Wynnette L. Levinson is the sole trustee. As sole trustee, Mrs. Levinson exercises sole voting and dispositive power over the shares held by the trust. The Wynnette L. Levinson Trust received the 10,060,560 shares from the 1998 Revocable Trust pursuant to a domestic relations order. See also note (1).

(9) Comprised of 21,836,319 shares held by the Frank H. Levinson Revocable Living Trust (including 200,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2003) and 6,485,000 shares held by Seti Trading Co., Inc., a holding company owned 50% by the Frank H. Levinson Revocable Living Trust and 50% by the Wynnette L. Levinson Trust.

(10) Comprised of 10,060,560 shares held by the Wynnette L. Levinson Trust and 6,485,000 shares held by Seti Trading Co., Inc., a holding company owned 50% by the Wynnette L. Levinson Trust and 50% by the Frank H. Levinson Revocable Living Trust.

(11) The 1998 Revocable Trust no longer beneficially owns any shares of the issuer.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

Frank H. Levinson Frank H. Levinson

Wynnette L. Levinson Wynnette L. Levinson

FRANK H. AND WYNNETTE L. LEVINSON
1998 REVOCABLE TRUST

Frank H. Levinson Frank H. Levinson, Trustee

Wynnette L. Levinson Wynnette L. Levinson, Trustee

FRANK H. LEVINSON REVOCABLE
LIVING TRUST

Frank H. Levinson Frank H. Levinson, Trustee

WYNNETTE L. LEVINSON TRUST

Wynnette L. Levinson Wynnette L. Levinson, Trustee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G/A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

     AGREEMENT dated as of February 11, 2004 by and among Frank H. Levinson, Wynnette L. Levinson, the Frank H. and Wynnette L. Levinson 1998 Revocable Trust, the Frank H. Levinson Revocable Living Trust and the Wynnette L. Levinson Trust (collectively, the “Reporting Persons”).

     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

     NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G/A with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Frank H. Levinson Frank H. Levinson

Wynnette L. Levinson Wynnette L. Levinson

FRANK H. AND WYNNETTE L. LEVINSON 1998 REVOCABLE TRUST

Frank H. Levinson Frank H. Levinson, Trustee

Wynnette L. Levinson Wynnette L. Levinson, Trustee

FRANK H. LEVINSON REVOCABLE
LIVING TRUST

Frank H. Levinson Frank H. Levinson, Trustee

WYNNETTE L. LEVINSON TRUST

Wynnette L. Levinson Wynnette L. Levinson, Trustee

EXHIBIT A